SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

MARCH 30, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
_South Africa_____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI ISSUES NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING



AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA34.05A

30 March 2005

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

AngloGold Ashanti is pleased to announce that it has today posted to its shareholders, the Annual Report for the year ended 31 December 2004 and Notice of the Annual General Meeting.

The annual financial statements forming part of this report contain no material modifications to the results for the year ended 31 December 2004 which were published on 28 January 2005. Ernst & Young audited the annual financial statements and their unqualified report is available for inspection the registered office of the company.

The Annual General Meeting of the company will be held at The Vineyard Hotel, Colinton Road, Newlands, Cape Town, South Africa on Friday, 29 April 2005, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.

ends

Queries

South Africa	Tel:	Mobile	E-mail:
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com
Ghana			
John Owusu	+233 (21) 778 168	+233 (24) 322 026	john.owusu@ashantigold.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   MARCH 30, 2005   By: /s/ C R BULL

                                         Name: C R Bull
                                         Title: Company Secretary